SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

EXHIBITS

99.1	1 October 2009	Divestment Rio Tinto completes sale of Jacobs Ranch.

99.2	6 October 2009	Project Rio Tinto signs Oyu Tolgoi Investment Agreement.

99.3	13 October 2009	Investment Rio Tinto to exercise Tranche 2 of the Placement Agreement with Ivanhoe Mines.

99.4	14 October 2009	Quarterly operating report Third quarter 2009 operations review.

99.5	15 October 2009	Joint venture Rio Tinto and BHP Billiton update on proposed iron ore production joint venture.

99.6	15 October 2009	Management changes Rio Tinto announces senior management changes.

99.7	28 October 2009	Investment Rio Tinto completes second tranche of its investment in Ivanhoe Mines.

99.8	30 October 2009	Management changes Rio Tinto announces new Managing director Australia.

99.9	30 October 2009	Investor seminar Rio holds investor seminar.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)			Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name Title	Ben Mathews Secretary		Name Title	Ben Mathews Assistant Secretary
Date 4 November 2009			4 November 2009